DIVERSIFIED RESOURCES INC.
37 Mayfair Road SW
Calgary, Alberta T2V 1Y8

August 3, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Mark Wojciechowski

Re:          Diversified Resources Inc.
Registration Statement on Form S-1
Filed June 28, 2011
File No. 333-175183

Dear Mr. Wojciechowski,

As per your comment letter dated July 25, 2011 and have filed an amendment to the S-1 which was originally filed June 28, 2011.  We have responded to your comments in the same order in which they were presented.

General

1.	We have made amended the disclosure as per your comments below and have indicated the precise location of those revisions. We have summarized all updates in our response to Comment 4.

2.	We have addressed your comments below in full.

3.
None of Diversified Resources Inc.’s officers or directors agreed to purchase shares of the Company or serve as officers or directors of the Company due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity, nor do any of the Company’s officers or directors have such an intention presently.

4.	We have updated the prospectus and have made the following updates:

●	Date of filing has been updated throughout.

●	“NASD” removed from 2nd Paragraph of Page 1, 2nd Paragraph of Page 4 and the last Paragraph of Page 24.
●	Page 4 disclosure of cash on hand, working capital and net loss has been updated to April 30, 2011 figures.
●	Wording “The shares may also be sold in compliance with Securities and Exchange Commission’s rule 144” has been removed from Page 13.
●
1st Paragraph of Page 18 and Note 8 on Page 36 have been revised. Please note wording change in 1st Paragraph of Page 18 “as amended on May 1, 2011”. Please also note the amendment to the mineral lease on the last page of the previously filed Exhibit 10.1, as the payment due on the second anniversary of the lease was reduced from $10,000 to $5,000.

●	Disclosure “…and Secretary” added to Employees section on Page 21.
●	Note 3 Page 35 “retail operation” replaced with ”exploration activities”.
●	Phase 3 status updated in Plan of Operations section on Page 49.
●	The last paragraph of Page 51 has been revised to clarify that we have sufficient capital to complete “Phase 3” of our plan of operations, and not the next 12 months.

Risk Factors, page 5

5.	Risk factor added to Page 6.

If we do not obtain additional financing, our business will fail, page 5

6.	Estimated additional funds required to complete the first four stages of our exploration program added to this risk factor on Page 5.

Forward-Looking Statements, page 10

7.	In response, we have eliminated the reference to risks "elsewhere in this prospectus" on page 10.

Dilution, page 10

8.
Because the common stock being registered will already be issued and outstanding when resales by the selling security holders occur, there is no dilution of the equity of any purchaser purchasing these common shares from the selling security holders.  Therefore, we do not believe the disclosure required by Item 506 is applicable to this prospectus.  The prospectus has been amended on Page 11, however, to include Item 506 as requested and reflects our position.

Selling Shareholders, page 10

9.	We have revised to include information about the liquidation rights of those shareholders of the Company's common stock.

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Plan of Distribution, page 12

10.
You have requested that the Company's offering is an "at the market" offering, which would classify the selling shareholders as underwriters.  We respectfully disagree with the staff's position.  Our analysis regarding this issue is provided below.

As an initial matter, however, the Company reiterates that none of the Selling Shareholders is a conduit for the Company, but rather, purchased their shares for their own account.  Each of the Selling Shareholders were immediately at market risk once their shares were purchased, and such market risk has continued through the time of filing the registration statement.

In the present case, each of the Selling Shareholders executed a Subscription Agreement for the purchase of their shares.  Paragraph 6.1 of the Subscription Agreement specifically stated that:

"(h)       "the Subscriber is purchasing the Shares as a principal (and not as an agent) for investment purposes only with no intention or view to reselling or distributing any portion or beneficial interest in the Shares and the Subscriber will be the beneficial owner of any Shares to be issued to the Subscriber if, as and when this Subscription is accepted by the Company in whole or in part;
(i)         the Subscriber is not an underwriter of, or dealer in, the common shares of the Company, nor is the Subscriber participating, pursuant to a contractual agreement or otherwise, in the distribution of the Shares;
(j)         the Subscriber is familiar with the aims and objectives of the Company and the proposed use of the proceeds received by the Company from the sale of the Shares and is aware of the risk and other characteristics of his investment in the Shares including the risk that no market for the Shares may ever exist...."

A true and correct copy of the Company's Subscription Agreement, which was signed by each of the selling shareholders, is attached hereto as Exhibit "A".

The Company believes that the Investors evaluated an investment in the Company on the basis of the business purpose for the Private Placement and the funds needed accomplish the business purpose, and whether they believed that the Company’s proposed use of proceeds was rational and likely to produce appropriate investment returns.

The Number of Shares Offered

The Company acknowledges and respects the Staff's concern about abusive transaction structures, and note that the Staff's focus of concern has been primarily on market participants who engage in illegal trading activities in and around PIPE transactions (i.e. "toxic PIPE transactions"), and transactions such as “toxic convertibles” where convertible notes are issued

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with floating conversion prices, resulting in a conversion into a multiple (e.g., 2x, 3x, 4x or higher) of the total number of outstanding shares.   Accordingly, Staff scrutinizes offerings in which the number of shares offered constitute 30% or more of the total outstanding shares held by non-affiliates, had has created a rebuttable presumption that registration of 30% or more of the non-affiliate shares is a primary offering by the company and not a secondary offering by existing shareholders.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of smaller public companies, like the Company, to raise capital and on the ability of a selling stockholder to effect the resale of its securities.  Therefore, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.  The availability of Rule 415 depends on whether the offering is made by bona fide selling stockholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is in reality being made on behalf of the issuer, the Staff must conclude that the selling shareholders are essentially seeking to effect a distribution of an issuer’s shares. However, if the Staff’s concern is that a distribution is taking place, the Company respectfully submits that the number of shares being registered should be one of the less important factors in the Staff’s analysis since an inappropriate distribution of shares can take place regardless of the amount of shares.  In addition, limiting the number of shares being registered does not affect any significant change in the circumstances of a proposed offering, the investment intent of the selling shareholders or the ability of investors to effect a distribution if, in fact, that was their intent.

In reviewing all of the circumstances in this case, the Company urges Staff to recognize that each Selling Shareholder executed a Subscription Agreement wherein the subscriber states that he or she has purchased his or her own account.  The Selling Shareholders are not acting as a conduit for the Company, and this offering should not be characterized as a primary offering, and therefore Rule 415(a)(1)(i) is applicable.

How Long the Selling Shareholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the Selling Shareholders are acting as a mere conduit for the Company.  As noted above, Staff's concern focuses on the applicability of Rule 415 to curb "toxic PIPE transactions.  Here, the Selling Shareholders have now held their shares in excess of four months as of the date of this letter.  During such time, to the Company’s knowledge, none of the selling shareholders have sold any of their shares nor have they engaged in any derivative transaction.  This holding period is longer than the period required by the Staff for valid “PIPE” transactions.  In fact instantaneous registration is permitted under the PIPEs Interpretation (below), so any delay, even a short one, must also be permissible.  (See SEC's CDI Interpretation 116.19 (the “PIPEs Interpretation”).   Therefore, if this holding period would be appropriate if the offering was pursuant to a PIPE transaction, then it should be appropriate in a non-PIPE offering.

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Description of Securities, page 13

11.	Disclosure added to Page 14.

Liquidity and Capital Resources, page 50

12.	The paragraph on Page 51 has been revised to quantify the costs of this offering, general and administrative expenses for the next twelve months and the amount to complete our exploration program.

13.	Disclosure of financial commitments under the mineral lease agreement added to Page 52.

Directors, Executive Officers, Promoters and Control Persons, page 51

14.	This disclosure has been revised on Page 53.

Exhibit 5.1

15.	New opinion letter filed as an exhibit to this amendment.

Engineering Comments

General

16.	We have provided a copy of the geology report for the Dunfee Property in this correspondence.

Yours truly,

/s/ Gordon Smith

Gordon Smith
President

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Exhibit A
Subscription Agreement

THIS PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT RELATES TO AN OFFERING OF SECURITIES IN AN OFFSHORE TRANSACTION TO PERSONS WHO ARE NOT U.S. PERSONS (AS DEFINED HEREIN) PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”).

NONE OF THE SECURITIES TO WHICH THIS PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT RELATES HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, NONE MAY BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED HEREIN) EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.  IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN ACCORDANCE WITH THE 1933 ACT.

SUBSCRIPTION AGREEMENT

DIVERSIFIED RESOURCES INC.

SUBSCRIPTION AGREEMENT made as of this ____ day of ______________, 2010 between Diversified Resources Inc., a Nevada corporation (the “Company”) and the undersigned (the “Subscriber”).

1.	Subscription

1.1                      The Subscriber hereby irrevocably subscribes for and agrees to purchase (such subscription and agreement to purchase being the “Subscription”) from Diversified Resources Inc. (the “Company”), subject to the terms and conditions set forth herein _____________ shares (the “Shares“) at the price per Share of $0.02 the total purchase price being $____________ (the “Subscription Proceeds”).  Subject to the terms hereof, this subscription will be effective upon its acceptance by the Company.

2.	Interpretation

2.1                      In this Agreement, unless the context or subject matter otherwise requires:

(a)	“Agreement” means the agreement between the Company and the undersigned hereby constituted;

(b)	“Subscriber” means the undersigned subscriber for Shares whose name and address are set forth on page 11 hereof;

(c)	“U.S. Person” shall have the meaning ascribed thereto in Regulation S under the 1933 Act, and for the purpose of the Agreement includes any person in the United States.

2.2                      In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organisations, governmental bodies and other legal or business entities of any kind whatsoever.

2.3                      Any reference to currency is to the currency of the United States of America unless otherwise indicated.

2.4                      In the event that any day on or before which any action is required to be taken hereunder is not a business day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a business day.  For the purposes of this Agreement, “business day” means a day which is not Saturday or Sunday or a statutory holiday in Edmonton, Alberta.

3.	Payment and Use of Subscription Proceeds

3.1                      The Subscription Proceeds must accompany this Subscription and shall be paid by cheque or bank draft drawn on a Canadian or U.S. chartered bank made payable to the Company and delivered to the Company or its lawyers or may be wired directly to either one of them, or in such other manner as may be specified by the Company.  If the Subscription Proceeds are delivered to the Company’s lawyers, the Subscriber authorizes the Company’s lawyers to deliver the Subscription Proceeds to the Company on the Closing Date (as defined herein).

3.2                      Where the Subscription Proceeds are paid to the Company, the Company is entitled to treat such Subscription Proceeds as an interest free loan to the Company until such time as the Subscription is accepted and the Shares have been issued to the Subscriber at which time the Subscription Proceeds will be deemed to have been paid in full consideration for the Shares.

3.3                      In the event that this Agreement is not accepted by the Company within 60 days of the delivery of an executed Agreement by the Subscriber, this Agreement, the Subscription Proceeds and any other documents delivered in connection herewith will be returned to the Subscriber at the address of the Subscriber set forth on the signature page 11 of this Agreement.

3.4                      Subject to applicable legislation, this Subscription is and shall be irrevocable except that the Subscriber shall have no obligations hereunder in the event this Subscription is not accepted for any reason.

4.	Direction and Required Documentation

4.1                      The Subscriber must complete, sign and return an executed copy of this Agreement to the Company.

4.2                      The Subscriber shall complete, sign and return to the Company as soon as possible, on request by the Company, any documents, questionnaires, notices and undertakings as may be required by regulatory authorities, stock exchanges and applicable law.

5.	Closing

5.1                      The closing (the “Closing”) of the offering of the Shares will take place on such date (the “Closing Date”) as may be determined by the Company.

6.	Covenants, Representations and Warranties of Subscriber

6.1                      The Subscriber hereby covenants, represents and warrants to and with the Company (which covenants, representations and warranties are true and correct as at the date hereof and shall survive the acceptance, if any, by the Company, of this Subscription in whole or in part) that:

(a)	the Subscriber is not a U.S. Person;

(b)	the Subscriber is not acquiring the Shares for the account or benefit of, directly or indirectly, any U.S. Person;

(c)
the Subscriber is resident in the jurisdiction set out under the heading “Name and Address of Subscriber” on the signature page of this Agreement and the sale of the Shares to the Subscriber as contemplated in this Agreement complies with or is exempt from the applicable securities legislation of the jurisdiction of residence of the Subscriber;

(d)	the Subscriber, if an individual, has attained the age of majority;

(e)
the Subscriber, if a corporation, partnership, unincorporated association or other entity, is legally competent to execute this Agreement, to take all actions required pursuant hereto, and the execution and delivery of this subscription by the Subscriber has been duly and validly authorized;

(f)
the entering into of this Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to, or the documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which the Subscriber is or may be bound;

(g)	the Subscriber has duly executed and delivered this Agreement and it constitutes a valid and binding agreement of the Subscriber enforceable against the Subscriber;

(h)
the Subscriber is purchasing the Shares as a principal (and not as an agent) for investment purposes only with no intention or view to reselling or distributing any portion or beneficial interest in the Shares and the Subscriber will be the beneficial owner of any Shares to be issued to the Subscriber if, as and when this Subscription is accepted by the Company in whole or in part;

(i)
the Subscriber is not an underwriter of, or dealer in, the common shares of the Company, nor is the Subscriber participating, pursuant to a contractual agreement or otherwise, in the distribution of the Shares;

(j)
the Subscriber is familiar with the aims and objectives of the Company and the proposed use of the proceeds received by the Company from the sale of the Shares and is aware of the risk and other characteristics of his investment in the Shares including the risk that no market for the Shares may ever exist;

(k)	the Subscriber is outside the United States when receiving and executing this Agreement;

(l)
the Subscriber has made an independent examination and investigation of an investment in the Shares and the Company and has depended on the advice of its legal and financial advisors and agrees that the Company will not be responsible in anyway whatsoever for the Subscriber’s decision to invest in the Shares and the Company;

(m)	it has the requisite knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Shares and the Company;

(n)
the Subscriber (i) has adequate net worth and means of providing for its current financial needs and possible personal contingencies, (ii) has no need for liquidity in this investment, and (iii) is able to bear the economic risks of an investment in the Shares for an indefinite period of time;

(o)
it understands and agrees that the Company and others will rely upon the truth and accuracy of the acknowledgements, representations and agreements contained in this Agreement and agrees that if any of such acknowledgements, representations and agreements are no longer accurate or have been breached, it shall promptly notify the Company;

(p)
if resident in Canada, the Subscriber is acquiring the Shares pursuant to an exemption from the registration and prospectus requirements of the securities legislation in all jurisdictions relevant to this Subscription.  As a consequence, the Subscriber acknowledges that the Subscriber will not be entitled to use most of the civil remedies available under the applicable securities regulations and the Subscriber will not receive information that would otherwise be required to be provided to him or her pursuant to the applicable securities regulations.  The Subscriber understands that the exemption from the registration and prospectus requirements of applicable legislation is premised on the fact that the Subscriber has a close personal and/or business relationship with one or more of the directors and/or senior officers of the Company and, on this basis, the Subscriber does not require the protection of the applicable securities regulations.  In this regard, the Subscriber represents to the Company that the Subscriber has filled out the attached Schedule “A” Certificate of Exemption and has the personal and/or business relationship as set out in Schedule “A”; and

(q)
should there be any change in any of the information which the Subscriber has provided to the Company prior to the acceptance by the Company of this subscription, the Subscriber will immediately provide such information to the Company by telephone prior to such acceptance and will confirm such information in writing.

7.	Acknowledgements of the Subscriber

7.1                      The Subscriber acknowledges that:

(a)
none of the Shares have been registered under the 1933 Act, or under any state securities or “blue sky” laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons except in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the 1933 Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act and in each case only in accordance with applicable state securities laws;

(b)	the Subscriber acknowledges that the Company has not undertaken, and will have no obligation, to register any of the Shares under the 1933 Act;

(c)	the Subscriber has received and carefully read this Agreement;

(d)	there is no market for any Shares that may be issued to the Subscriber pursuant to acceptance of this Subscription (in whole or in part) and that no market for such Shares may ever exist;

(e)	the Subscriber’s right to transfer securities is subject to any restrictions contained in the Company’s documents;

(f)
in addition to any restrictions imposed pursuant to paragraph 7.1(e) above, any transfer, resale or other subsequent disposition of the Shares may be subject to restrictions contained in securities legislation applicable to the holder of the Shares or to the proposed transferee, including, but not limited to, resale restrictions under the 1933 Act.  The Company is not a reporting issuer in any province or territory of Canada and, accordingly, any hold periods applicable to holders resident in Canada may never expire.  As such, the Shares may be subject to restrictions on resale for an indefinite period of time;

(g)
the books and records of the Company were available upon reasonable notice for inspection, subject to certain confidentiality restrictions, by Subscribers during reasonable business hours at its principal place of business and that all documents, records and books in connection with the sale of the Shares hereunder have been made available for inspection by the Subscriber, the Subscriber’s attorney and/or advisor(s);

(h)	by execution hereof the Subscriber has waived the need for the Company to communicate its acceptance of the purchase of the Shares pursuant to this Agreement;

(i)
the Company is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless the Company from any loss or damage it or they may suffer as a result of the Subscriber’s failure to correctly complete this Agreement;

(j)
the Subscriber will indemnify and hold harmless the Company and, where applicable, its respective directors, officers, employees, agents, advisors and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained herein or in any document furnished by the Subscriber to the Company in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber to the Company in connection therewith;

(k)
the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions and it is solely responsible (and the Company is not in any way responsible) for compliance with applicable resale restrictions;

(l)
the Subscriber is outside the United States when receiving and executing this Agreement and is acquiring the Shares as principal for its own account, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in such Shares;

(m)	no person has made to the Subscriber any written or oral representations:

(i)	that any person will resell or repurchase the Shares;

(ii)	that any person will refund the Subscription Proceeds for the Shares other than as provided in this Agreement;

(iii)	as to the future price or value of the Shares; or

(iv)
that the Shares will be listed and posted for trading on a stock exchange, that application has been made to list and post the Shares for trading on a stock exchange, or that application has been made to list and post the Shares for trading on a stock exchange;

(n)
the Subscriber has been advised that the business of the Company is in a start-up phase and acknowledges that there is no assurance that the Company will raise sufficient funds to adequately capitalise the business or that the business will be profitable in the future;

(o)	none of the Shares may be offered or sold to a U.S. Person or for the account or benefit of a U.S. Person;

(p)	neither the United States Securities and Exchange Commission nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

(q)	no documents in connection with the sale of the Shares hereunder have been reviewed by the Securities and Exchange Commission or any state securities administrators;

(r)	there is no government or other insurance covering any of the Shares;

(s)
the Subscriber understands and agrees that offers and sales of any of the Shares prior to the expiration of a period of one year after the date of original issuance of the Shares (the “Restricted Period”) shall only be made in compliance with the safe harbor provisions set forth in Regulation S, pursuant to the registration provisions of the 1933 Act or an exemption there from, and that all offers and sales after the Restricted Period shall be made only in compliance with the registration provisions of the 1933 Act or an exemption there from;

(t)	the Subscriber understands and agrees not to engage in any hedging transactions involving any of the Shares unless such transactions are in compliance with the provisions of the 1933 Act;

(u)
the Subscriber understands and agrees that the Company will refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act;

(v)
the Subscriber acknowledges that he or she has not acquired the Shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Regulation S under the 1933 Act) in the United States in respect of any of the Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Shares; provided, however, that the Subscriber may sell or otherwise dispose of any of the Shares pursuant to registration of any of the Shares pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein;

(w)
the statutory and regulatory basis for the exemption claimed for the offer and sale of the Shares, although in technical compliance with Regulation S, would not be available if the offering is part of a plan or scheme to evade the registration provisions of the 1933 Act; and

(x)
the issuance and sale of the Shares to the Subscriber will not be completed if acceptance would be unlawful or if, in the discretion of the Company acting reasonably, it is not in the best interests of the Company.

8.	Appointment of Attorney

8.1                      The Subscriber hereby irrevocably appoints Gordon Smith, a Director of the Company, as attorney in fact (the “Attorney”) for the Subscriber and authorizes the Attorney as such to make and sign on behalf of the Subscriber and to deliver any and all resolutions or special resolutions of shareholders of the Company which may be deemed necessary by the directors of the Company to provide for change in the Company’s documents to enable the Company to offer its shares to the public.

9.	Legending of Subject Securities

9.1                      The Subscriber hereby acknowledges that a legend may be placed on the certificates representing any of the Shares to the effect that the Shares represented by such certificates are subject to a hold period and may not be traded until the expiry of such hold period except as permitted by applicable securities legislation.

9.2                      The Subscriber hereby acknowledges and agrees to the Company making a notation on its records or giving instructions to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described in this Agreement.

10.	Resale Restrictions

10.1                     The Subscriber acknowledges that any resale of the Shares will be subject to resale restrictions contained in the securities legislation applicable to each Subscriber or proposed transferee. The Subscriber acknowledges that the Shares may not be resold for an indefinite period as the Company is not a reporting issuer in Canada. The Subscriber acknowledges that the Shares have not been registered under the 1933 Act of the securities laws of any state of the United States and that the Company does not intend to register same under the 1933 Act, or the securities laws of any such state and has no obligation to do so.  The Shares may not be offered or sold in the United States unless registered in accordance with federal securities laws and all applicable state securities laws or exemptions from such registration requirements are available.

11.	Representations May Be Relied Upon

11.1                     The Subscriber acknowledges that the representations and warranties contained herein are made by the Subscriber with the intention that they may be relied upon by the Company and its legal counsel in determining the Subscriber's eligibility to purchase the Shares under relevant securities legislation.  The Subscriber further agrees that by accepting delivery of the Shares, the Subscriber will be representing and warranting that the foregoing representations and warranties are true and correct as at the delivery of such Shares with the same force and effect as if they had been made by the Subscriber at the delivery, and that they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Company for a period of one year.

12.	Representations, Warranties and Covenants of the Company

12.1                     The Company represents, warrants and covenants to the Subscriber, that as of the date of this Agreement:

(a)	the Company is a valid and subsisting corporation under the General Corporation Law of the State of Nevada;

(b)
this Agreement has been duly authorized by all necessary corporate action on the part of the Company and, subject to acceptance by the Company, constitutes a valid obligation of the Company legally binding upon it and enforceable in accordance with its terms; and

(c)
the representations and warranties of the Company contained in this Agreement shall be true at the time of closing as though they were made at the time of Closing and they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Subscriber for a period of one year.

(d)	Upon issue, the Shares will be duly and validly issued, fully paid and non-assessable common shares in the capital of the Company.

13.	Governing Law

This Agreement is to be governed and interpreted according to the laws of Nevada.  The Subscriber, in its personal or corporate capacity, irrevocably attorns to the jurisdiction of the State of Nevada.

14.	Subscription Not Assignable

14.1                     This Subscription is neither transferable nor assignable.

15.	Execution

15.1                     The Company shall be entitled to rely on delivery by facsimile machine of an executed copy of this Subscription and acceptance by the Company of such facsimile copy shall be equally effective to create a valid and binding agreement in accordance with the terms hereof.

16.	Severability

16.1                     The invalidity or non-enforceability of any particular provision of this Subscription shall not affect or limit the validity or enforceability of the remaining provisions of this Subscription.

17.	Entire Agreement

17.1                     Except as expressly provided in this Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the parties with respect to the sale of the Shares and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute, by common law, by the Company, by the Subscriber or by anyone else.

18.	Costs

18.1                     The Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the purchase of the Shares shall be borne by the Subscriber.

19.	Survival

19.1                     This Agreement, including without limitation the representations, warranties and covenants contained herein, shall survive and continue in full force and effect and be binding upon the parties hereto notwithstanding the completion of the purchase of the Shares by the Subscriber pursuant hereto.

20.	Notice

20.1                     All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to the Subscriber shall be directed to the address on page 11 and notices to the Company shall be directed to it at Diversified Resources Inc. #12, 1220 Prominence Way SW, Calgary, Alberta, T3H 2B4 Canada.

21.	Counterparts

21.1                     This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall constitute an original and all of which together shall constitute one instrument.

IN WITNESS WHEREOF the Subscriber has duly executed this Subscription as of the _______ day of _____________________, 2008.

Number of Shares Subscribed for	(Signature)

$0.02
Price per share	(Name of Subscriber - type or print)

Total purchase price	Address of Subscriber

---COMPANY USE ONLY---

The above-mentioned Subscription is hereby accepted by Diversified Resources Inc.

DATED at ____________________, the _________ day of ___________________, 2010.

Per:

Gordon Smith
President

SCHEDULE “A”

CERTIFICATE OF EXEMPTION

Family, Friends and Business Associates (not available for Ontario residents) The Subscriber and any person for whom it is acting is [check appropriate box and complete related blanks]

☐	a director, executive officer or control person of the Issuer or of an affiliate of the Issuer;

☐	a spouse, parent, grandparent, brother, sister or child of a director, executive officer or control person of the Issuer or an affiliate of the Issuer;

☐	a parent, grandparent, brother, sister or child of the spouse of a director, executive officer or control person of the Issuer or of an affiliate of the Issuer;

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Exhibit B

GEOLOGIC REPORT

DUNFEE MINE AREA

SH CLAIMS

ESMERALDA COUNTY, NEVADA
USA

FOR

Diversified Resources Inc.

MAY, 2009

Robert Thomas

CPG #10314

SUMMARY & CONCLUSIONS

The Dunfee Mine Gold Prospect is located in west-central Esmeralda County, NV, approx. 30 miles SW of Goldfield, Nevada, and approx. 3 miles SE of the town of Gold Point. The prospect is located within a belt of Pre-Cambrian to Cambrian metasediments that lie around and locally atop the Sylvania and Palmetto plutons. The plutons and intruded metasediments host a vast number of small gold mines, placers, prospects and anomalous gold in rock that define a regional gold-rich belt of at least 700 sq. miles. The Dunfee Mine Prospect is located within the southeast portion of this gold belt. Geology and geochemistry within this belt is analogous to that in the Tintina Gold Belt in Alaska and Yukon, which hosts notable deposits sucha as Fort Knox, Pogo, and Donlin Creek. Many of the deposits in the Tintina Gold Belt are also described as Alaska-type porphyry gold deposits.

At the Dunfee Mine area, outcrops of predominantly Precambrian Wyman meta-sediments appear to overlie the Sylvania pluton, in turn overlain by local thrust(?) sheets of Precambrian Reed Dolomite. The Dunfee Mine area is located on a N75W trending structural zone defined by numerous prospect pits and shafts that explored a quartz-gold vein zone that follows the structure. Depth to intrusive rocks of the Sylvania pluton is expected to be in range of 300-500 ft.

Reverse circulation drilling of shallow holes to depths of 75-200 ft. maximum depth completed within the last ten years reportedly intersected random gold mineralization. However, it has been Mr. David Wolfe's (see Citation) experience in working with vein zones in the Gold Point area, and in other western Nevada districts with similar geology, that the quartz-gold veins increase remarkably in strength and gold content where the veins pass from peripheral meta-sediments to Cretaceous intrusive rocks.

Hence, it is considered that the best potential on the veins, as well as for larger tonnages of gold mineralization between the veins, may lie at depth, within intrusive rocks of the

Sylvania Pluton. The overall environment of deposition suggests the possible presence of better grade gold veins at depth, within intrusive rocks, perhaps occurring within much larger zones of open-pit, Alaskan-type porphyry gold potential.

CITATION

This report is adapted from information and data gathered and compiled into report form by Mr. David A. Wolfe, Timberwolf Minerals, Ltd., 1314 Linden St., Canon City, CO 81212, 719-275-2529. February, 2008.

LOCATION & ACCESS

The Dunfee Mine Prospect is located in south-central Esmeralda County, Nevada, 30 miles southwest of Goldfield, Nevada, and approx. 3 miles SE of Gold Point, Nevada(Fig.1). Alteration and gold mineralization extends roughly N75W-S75E, through the southern portion of Section 14 and the northern portion of Section 23, T 7 S, R 41.5 E, Mount Diablo Meridian(Fig. 1). Most if not all of the remaining ground in Sec. 14 & 23 is BLM ground open for staking.

Access is by paved road south from Goldfield on St. Hwy. 95 for 15 miles, then west on St. Hwy. 266 for approx. 7 miles. Turn left on paved road and proceed another 7 miles to Gold Point. At the far end of town, turn left and follow dirt roads approx. 3 miles SE to property.

The property lies on the southwest flank of Mount Dunfee., at an elevation of approx.6,000 ft. in country studded with sagebrush and an occasional Joshua Tree. Due to the low elevation, winter snows rarely exceed 2-4", and the property is accessible year-round.

LAND STATUS

The property consists of two claims, the SH-12 AND SH-19 lode mining claims, staked by Timberwolf Minerals, Ltd. in early February, 2008, in the southern portion of Sec. 14 and the northern portion of Sec. 23, T 7 S, R 41.5 E.

The claims lie on BLM ground, and surrounding ground is open to the north, south, and east, and available for staking if desired.

HISTORY & PAST PRODUCTION

The Gold Point District, originally called the Hornsilver District, was discovered in the mid-1860's. Early production was near-surface, high-grade cerargyrite (hornsilver), which quickly played out. Ore was treated at local mills in the Gold Point area. Some gold, generally free native gold, was also treated. The deeper mines in the Gold Point area encountered high grade gold at depth. There is reportedly a total of 13 shafts deeper than 1000 ft. in the Gold Point area. Very little is published on the Gold Point District, but much can be learned by talking with prospectors and miners who have worked and some who are still working in the area.

Total historical production from the Gold Point region amounted to approx. $1 million. A series of shafts on the Dunfee vein indicate a small tonnage of gold ore was produced, but no specific numbers for the Dunfee vein are available. The size of the dumps suggest that a production of 5-15.,000 oz Au may have come from the Dunfee Mine vein.

GEOLOGY AND STRUCTURE

REGIONAL

Much of Esmeralda County lies within a zone of disrupted structure at least 300 miles long and 50-100 miles wide that forms a transition between the NW-trending Sierra Nevada and the N to NE-trending ranges of the Great Basin Province. The trend of geologic units define an arcuate bend, convex to the south, with trends of N45W in the Silver Peak area, trends near E-W in the Palmettos and Magruder Mtn. area, and N20E in the Montezuma Range, just west of Goldfield. This arcuate band is referred to by Albers & Stewart(1972) as the Silver Peak-Palmetto-Montezuma oroflex(Fig. 3).

The Dunfee Mine property lies on the southeast flank of the oroflex, on the northern flank of the quartz monzonitic Sylvania Pluton. The Palmetto Mtns. and Magruder Mtn. area, located south of Lida Valley, is a region marked by predominantly E-W high-angle faults and a complex sequence of thrust faults. This same region is also an arcuate band of lower Paleozoic and Precambrian metasediments, intruded by numerous dikes and apophyses of rhyolite and quartz monzonite of the Palmetto pluton. South of the folded metasedimentary belt, is a second arcuate plutonic sequence, the Sylvania pluton. The Dunfee Mine area lies on the northern flank of the southern Sylvania Pluton. Potassium-Argon dating of biotites indicates that the Palmetto and Sylvania plutons are late Jurassic/Early Cretaceous in age.

Albers & Stewart(1972) believe that the Palmetto pluton is present at shallow depths below the belt of metasedimentary rocks. This author further believes that the Palmetto and Sylvania plutons are one large composite plutonic sequence that merge beneath the intervening "hood zone" of metasediments. In the Dunfee Mine area, the projection of the Sylvania pluton beneath the Wyman meta-sediments suggests possible depths of 300500 ft. to the intrusive rocks of the pluton.

LOCAL GEOLOGY

The Dunfee Mine area in an area of suspected relatively shallow Precambrian meta-sediments lying of top of intrusive pluton rocks at depths estimated at approx. 300-500 ft. Precambrian meta-sediments are comprised of Wyman calc-silicates and dirty silty quartzites and shales overlain to the west by a discordant sheet of Reed Dolomite, that may be a minor local thrust contact. Historical activity for hornsilver was concentrated along this discordant contact. Major structural zones carrying brecciated quartz vein material with gold and silver mineralization trend N70W to Due W through the area.

The intrusive quartz monzonite, outcropping approx. 3/4-1 mile to the south, contains numerous gold vein structures as well as small zones of low-grade bulk tonnage gold mineralization. The Dunfee Mine area is one a just a few locations where the contact between the PrecambrianlCambrian meta-sediments appears to be a hood zone type intrusive contact rather than a fault contact. The difference is critical in that intrusive areas in fault contact with Precambrian host rocks appear to be more deeply eroded, with gold mineralization scattered as remnant pods rather than as a cohesive cupola of widespread ore-grade gold values. The Dunfee Mine area thus represents one of the few areas within the Sylvania/Palmetto pluton where a widespread porphyry-hosted gold system would still be preserved from deep erosion.

ALTERATION AND MINERALIZATION

The workings on the vein follow a N75W structure that parallels major WNW structure in the Gold Point region. The vein appears to have been mined over widths of 3-5 ft.

The quartz exhibits boxwork and banded textures, and local piles of milled rock suggest the presence of free gold. Assays of 0.1 to 0.2 opt Au with 1-2 opt Ag can be obtained from dump material. The vein, as outlined by old prospect pits and workings along the argillized and weakly pyritized structure, extends over length of at least 3,000-4,000 ft.(fig.2).

Within the last 10 years a now defunct Canadian company drilled a number of holes along the vein which explored the vein to a maximum depth of 200 ft. "Some gold" was reported from the drilling, but the exact extent is unknown. The data can probably be obtained with a little effort. The results are encouraging for the following reason:

It has been Mr. Wolfe's experience with other veins in the Gold Point region, and with similar geology elsewhere in Nevada, that the width of the vein and gold content improve greatly where the veins pass from meta-sediments into plutonic intrusive rocks. To state that in reverse, quartz-gold veins tend to thin and diminish in grade sharply when passing from intrusive source(?) rocks to host rock meta-sediments. In the Gold Point region particularly, the intrusives are the source of the gold. Veins which are mineralized in the meta-sediments represent the strongest veins emanating from the intrusive. Where the veins originated in the intrusive, gold grades are usually higher -- in the range of 0.25 -1.0 opt Au.

CONCLUSIONS

The relationships suggest that the best potential on the Dunfee vein system lies at depth below the level that has been previously tested by shallow drilling. The presence of a series of parallel veins in the Dunfee area suggest the further possibility of a series of parallel zones of gold mineralization, and the upside potential for a broad zone where the rock between the veins also contains sufficient gold mineralization that the entire underlying intrusive might represent an Alaskan-type porphyry gold system. The Dunfee Mine area is one of the few locations throughout western Esmeralda County where this porphyry potential does not appear to have been eroded. Recommended follow-up work would involve a Phase I program of geologic mapping and geochemical sampling of the claims and surrounding area, to guide further work as outlined in Phase II through IV, below:

RECOMMENDATIONS

The following phased exploration approach is recommended to evaluate the mineral potential of the Dunfee Mine Prospect:

Phase I

Preliminary mapping & sampling of the hydrothermal system, Sections 14 & 23, T 7 S, R 41.5 E, at 1" = 500'.

6 Days @ $500/D	$3,000.00
6 Days @ 125/D	$750.00
(gas, food, lodging)
50 rock samples for Au, Ag assay @ $25/sample	$1,250.00
TOTAL PHASE I	$5,000.00

Phase II

Stake additional 30 claims in Sec. 14 and 23, to cover the additional veins and porphyry potential.

$125/claim staking cost	$3,750.00
$210/claim filing costs	$6,300.00
TOTAL PHASE II	$10,050.00

Phase III

Follow-up detailed mapping and sampling in areas of indicated drill targets.

6 Days & 50 samples, as per Phase I	$5,500.00

Phase IV

Drilling, 8 holes, RC.

8 500-600 ft. RC Drill Holes = 4,000 ft. @ $35/ft	$140,000.00
(total costs, including assays)
Geologist — permitting, drill supervision & reclamation
25 Days @ $625/D (fees and expenses)	$15,625.00
TOTAL PHASE IV	$155,625.00

TOTAL COST OF PROGRAM OVER THREE YEARS	$176,175.00

END REPORT 5/2009

Appendices follow:

APPENDIX 1

CERTIFICATE OF THE REVIEWER

I, Robert D. Thomas, Jr. , do hereby certify:

1.	That I am a Professional Geologist CPG # 10314 with offices in Sparks, NV 89434

2.	That I graduated from Wesleyan University, with an MA Degree in Geology in 1974.

3.
That I have been practicing my profession since graduating from Wesleyan University. I am a member of The Society of Economic Geologists, The Society of Mining Engineers, The Geological Society of Nevada.

4.
That I have no direct or indirect interest and do not expect to receive an interest in the DUN unpatented lode mining claims, Esmeralda County, Nevada, USA, or from Pathfinder Ventures Inc., or in securities of Pathfinder Ventures Inc. or any of its affiliates.

5.	That this report, dated February, 2008, is based on my examination of a report authored by Mr. David A. Wolfe, and on published and unpublished reports and maps and other relevant data.

6.	That this report is not 43-101 compliant, nor is it intended to be interpreted as being 43-101 compliant.

7.	I have not visited the property. Dated this

Dated this ____________________.

APPENDIX II

CONSENT LETTER

To Whom It May Concern:

I, ________________, Hereby give my consent to the use of this report titled Geologic Report of the Dunfee Mine Area, Esmeralda County, Nevada, USA, dated __________, 200_, in whole or in part and including the authors name for a Prospectus or Statement of Material Facts.

Dated at Reno, Nevada this _______ day of _______________, 200_.